Mark Crone Managing Partner mcrone@cronelawgroup.com Eric Mendelson Partner emendelson@cronelawgroup.com

VIA EDGAR

November 24, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Trade & Services

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Jennie Beysolow and

Mara Ransom

Re:	CTRL Group Limited Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted October 24, 2023 CIK No.0001969928

Ladies and Gentlemen:

On behalf of our client, CTRL Group Limited (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 6, 2023 (the “Comment Letter”), relating to the above referenced Amendment No. 4 to Draft Registration Statement on Form F-1. Concurrently with the submission of this letter, the Company is submitting Amendment No. 5 to the Draft Registration Statement on Form F-1 (“the “Registration Statement”).

Set forth below is the Company’s response to the Staff’s comment. The Staff’s comment is repeated below in bold and is followed by the Company’s response. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted October 24, 2023

Related Party Transactions, page 84

1.	Please revise to provide all the information required by Item 7.B. of Form 20-F since the beginning of the March 31, 2023 fiscal year, or any currently proposed transactions, and ensure you describe each related party transaction individually. In this regard, we note your disclosure on page 56 about investing and financing activities, and contractual obligations for the years ended March 31, 2023 and, presumably, 2022, though your header does not clarify.

Response: In response to this comment, the Company has updated the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Related Party Transactions” sections of the Registration Statement on pages 56 – 59 and 85, respectively. The related party transaction disclosure for the period ended September 30, 2023 is unaudited and the amounts are based on the management accounts of the Company. This information will be further updated upon the completion of the interim review for the period ended September 30, 2023, as necessary.

Please feel free to contact me should you require additional information at (917) 538-1775 or emendelson@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eric Mendelson, Esq.
Eric Mendelson, Esq.